Exhibit 99.2

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

PERIOD ENDED MARCH 31, 2020

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	March 31, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents		86,961	138,024
Restricted cash		4,569	3,909
Accounts receivable, net		2,252	2,350
Inventories		5,991	5,595
Prepaid expenses and other current assets		8,438	8,132
Due from related parties	5	6,018	3,860
Total current assets		$114,229	$161,870
NON-CURRENT ASSETS
Vessels in operation	3	1,165,052	1,155,586
Advances for vessels acquisitions and other additions	3	9,620	10,791
Intangible assets-charter agreements		486	1,467
Deferred charges, net		17,576	16,408
Restricted cash, net of current portion		6,204	5,703
Total non-current assets		1,198,938	1,189,955
TOTAL ASSETS		$1,313,167	$1,351,825
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		10,672	9,052
Accrued liabilities		27,847	22,916
Current portion of long-term debt	4	89,841	87,532
Deferred revenue		6,678	9,987
Due to related parties	5	333	109
Total current liabilities		135,371	129,596
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	760,412	809,357
Intangible liability-charter agreements		5,968	6,470
Total non-current liabilities		766,380	815,827
Total liabilities		$901,751	$945,423
Commitments and Contingencies	6	—	—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 17,556,738 shares issued and outstanding (2019 – 17,556,738 shares)	7	175	175
Series B Preferred Shares - authorized 44,000 shares with a $0.01 par value 16,074 shares issued and outstanding (2019 – 14,428 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2019 - 250,000 shares)	7	3	3
Additional paid in capital		569,979	565,586
Accumulated deficit		(158,741)	(159,362)
Total shareholders' equity		411,416	406,402
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,313,167	$1,351,825

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Operations

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2020	2019
OPERATING REVENUES
Time charter revenues (include related party revenues of $37,676 and $34,633 for each of the period ended March 31, 2020 and 2019, respectively)		70,947	64,514

OPERATING EXPENSES:
Vessels operating expenses (include related party vessels operating expenses of $3,037 and $1,805 for each of the period ended March 31, 2020 and 2019, respectively)		25,512	20,955
Time charter and voyage expenses (include related party time charter and voyage expenses of $610 and $430 for each of the period ended March 31, 2020 and 2019, respectively)		3,469	1,551
Depreciation and amortization	3	11,548	10,758
Vessel impairment losses	3	7,585	—
General and administrative expenses		2,437	2,454
Operating Income		20,396	28,796

Interest income		638	417
Interest and other financial expense (including premium on 2022 Notes)		(19,555)	(19,352)
Other income, net		21	544
Total non-operating expense		(18,896)	(18,391)
Income before income taxes		1,500	10,405
Income taxes		—	(16)
Net Income		1,500	10,389
Earnings allocated to Series B Preferred Shares	7	(879)	(766)
Net Income available to Common Shareholders		$621	$9,623
Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	9	17,556,738	9,932,664
Diluted	9	17,682,453	10,022,041

Net Earnings per Class A common share
Basic		$0.02	$0.42
Diluted		$0.02	$0.42

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2020	2019
Cash flows from operating activities:
Net Income		1,500	10,389
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		11,548	10,758
Vessel impairment losses	3	7,585	—
Amortization of deferred financing costs	4	927	745
Amortization of original issue discount / premium on repurchase of notes		2,139	202
Amortization of intangible asset/liability-charter agreements		479	468
Share based compensation	8	429	429
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(208)	(94)
(Increase)/ decrease in inventories		(396)	442
Increase in accounts payable and other liabilities		6,595	3,719
Decrease in related parties' balances, net	5	(1,934)	(2,038)
Decrease in deferred revenue		(3,309)	(481)
Unrealized foreign exchange gain		—	(5)
Net cash provided by operating activities		$25,355	$24,534
Cash flows from investing activities:
Acquisition of vessels		(23,060)	—
Cash paid for vessel expenditures		(1,108)	(637)
Advances for vessel acquisitions and other additions		(200)	—
Cash paid for drydockings		(4,072)	(50)
Net cash used in investing activities		$(28,440)	$(687)
Cash flows from financing activities:
Proceeds from issuance of 2024 Notes		19,193	—
Repurchase of 2022 Notes, including premium		(57,197)	—
Proceeds from drawdown of credit facilities		47,000	—
Repayment of credit facilities		(13,452)	(6,226)
Repayment of refinanced debt		(44,366)	—
Deferred financing costs paid		(880)	—
Proceeds from offering of Class A common shares, net of offering costs		(39)	—
Proceeds from offering of Series B preferred shares, net of offering costs	7	3,803	—
Series B Preferred Shares - dividends paid		(879)	(766)
Net cash used in financing activities		$(46,817)	$(6,992)
Net (decrease)/increase in cash and cash equivalents and restricted cash		(49,902)	16,855
Cash and cash equivalents and restricted cash at beginning of the year		147,636	90,072
Cash and cash equivalents and restricted cash at end of the year		$97,734	$106,927

Supplementary Cash Flow Information:
Cash paid for interest		11,189	9,563
Non-cash investing activities:
Unpaid dry docking expenses		2,037	—
Unpaid vessel expenditures		3,436	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

		Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01
	Number of Common Shares				Series B	Series C	Additional paid-in capital		Total
	at par value $0.01			Common Shares	Preferred Shares	Preferred Shares		Accumulated Deficit	Shareholders' Equity
Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$-	$3	$512,379	$ (196,119)	$ 316,362
Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Net Income for the period	—	—	—	—	—	—	—	10,389	10,389
Balance at March 31, 2019	9,942,950	14,000	250,000	$99	$-	$3	$512,808	$ (186,496)	$ 326,414

Balance at December 31, 2019	17,556,738	14,428	250,000	$175	$-	$3	$565,586	$ (159,362)	$406,402
Issuance of Class A common shares, net of offering costs	—	—	—	—	—	—	(39)	—	(39)
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(879)	(879)
Restricted Stock Units (Note 8)	—	—	—	—	—	—	429	—	429
Net Income for the period	—	—	—	—	—	—	—	1,500	1,500
Issuance of Series B Preferred shares, net of offering costs	—	1,646	—	—	—	—	4,003	—	4,003
Balance at March 31, 2020	17,556,738	16,074	250,000	$175	$-	$3	$569,979	$ (158,741)	$ 411,416

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1.            Description of Business
The Company’s business is to own and charter out containerships to leading liner companies.
On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp., a company then listed on The American Stock Exchange, and with the pre-existing Global Ship Lease, Inc. GSL Holdings, Inc. was the surviving entity, changed its name to Global Ship Lease, Inc. and became listed on The New York Stock Exchange (the “NYSE”).
On November 15, 2018, the Company completed a transformative transaction and acquired Poseidon Containers’ 20 containerships, one of which, the Argos, was contracted to be sold, which sale was completed in December 2018, which we refer to herein as the “Poseidon Transaction”. References herein to the “GSL Fleet” are to the 19 vessels that were owned by us prior to the consummation of the Poseidon Transaction, and references to the “Poseidon Fleet” are to the 19 vessels that we acquired as a result of the Poseidon Transaction, excluding the Argos.
The following table provides information about the 45 vessels owned as at March 31, 2020 which have an average age weighted by TEU capacity of 13.1 years.

Company Name (1)	Fleet	Country of	Vessel	Capacity in TEUs	Year Built	Earliest
		Incorporation	Name	(2)		Charter Expiry Date
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa	11,040	2008	4Q25
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	3Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20
Global Ship Lease 20 Limited	GSL	Hong Kong	MSC Tianjin	8,603	2005	2Q24
Global Ship Lease 21 Limited	GSL	Hong Kong	MSC Qingdao	8,603	2004	2Q24
Global Ship Lease 43 LLC	GSL	Liberia	GSL Ningbo	8,603	2004	3Q20
Global Ship Lease 30 Limited	—	Marshall Islands	GSL Eleni	7,847	2004	3Q24(3)
Global Ship Lease 31 Limited	—	Marshall Islands	GSL Kalliopi	7,847	2004	4Q22(3)
Global Ship Lease 32 Limited	—	Marshall Islands	GSL Grania	7,847	2004	3Q22(3)
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q24
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Philippos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	1Q24
Aristoteles Marine LLC	Poseidon	Marshall Islands	Alexis	6,882	2015	1Q24
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I	6,882	2015	1Q24
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz	6,621	2001	2Q21
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	4Q23
Global Ship Lease 35 LLC	—	—	New Purchase One	6,422	2002	2Q20(4)
Global Ship Lease 36 LLC	—	—	New Purchase Two	6,422	2002	2Q20(4)
Global Ship Lease 33 Limited	—	Liberia	GSL Vinia	6,080	2004	2Q24(5)
Global Ship Lease 34 Limited	—	Liberia	GSL Christel Elisabeth	6,080	2004	2Q24(5)
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	2Q22(6)
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q21
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	1Q21
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	3Q20

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1.            Description of Business (continued)

Company Name (1)	Fleet	Country of	Vessel	Capacity in TEUs	Year Built	Earliest
		Incorporation	Name	(2)		Charter Expiry Date
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q20(7)
Global Ship Lease 47 LLC	GSL	Liberia	CMA CGM Château d’If	5,089	2007	4Q20
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar	5,089	2007	4Q20
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica	4,298	2006	3Q22
Global Ship Lease 49 LLC	GSL	Liberia	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America	4,045	2006	3Q22
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	3Q20
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q21
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	3Q20
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	3Q20
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	4Q20
Global Ship Lease 46 LLC	GSL	Liberia	GSL La Tour(8)	2,272	2001	4Q20
Global Ship Lease 38 LLC	GSL	Liberia	GSL Manet	2,272	2001	2Q20
Global Ship Lease 37 LLC	GSL	Liberia	GSL Matisse	2,262	1999	2Q20(9)
Global Ship Lease 39 LLC	GSL	Liberia	Utrillo	2,262	1999	1Q20(10)
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	3Q20(11)
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie(12)	2,207	2002	2Q20
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q20
Global Ship Lease 44 LLC	GSL	Liberia	Marie Delmas	2,207	2002	4Q20

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) GSL Eleni delivered 3Q2019 and is chartered for five years; GSL Kalliopi (delivered 4Q2019) and GSL Grania (delivered 3Q2019) are chartered for three years plus two successive periods of one year at the option of the charterer;

(4) New Purchase One was delivered in late January 2020 and New Purchase Two was delivered in February 2020. The initial charter of New Purchase One was extended by 70 - 90 days and, if not extended further, will now expire in 2Q2020 or 3Q2020;

(5) GSL Vinia and GSL Christel Elisabeth delivered in December 2019 and are contracted on 52 – 60 months charters;
(6) 12-month extension at charterer’s option callable in 2Q2022;
(7) 12-24 month charter, at charterer’s option, which commenced in 2Q2019;
(8) Renamed La Tour, effective April 3, 2020;
(9) A new short-term charter, on confidential terms, commenced on April 4, 2020, and concluded on April 25, 2020;
(10) Charter with CMA CGM expired February 16, 2020; a new short-term charter, to a different counterparty and on confidential terms, commenced February 29, 2020 and concluded March 27, 2020;
(11) Charter extended from April 9, 2020;
(12) Renamed Julie, effective April 29, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation
The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the years presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2019 filed with the Securities and Exchange Commission on April 2, 2020 in the Company’s Annual Report on Form 20-F.
Adoption of new accounting standards
On January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In addition, these amendments require the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts.  Upon adoption and as of March 31, 2020, this new guidance did not have a material impact on the Company’s interim unaudited consolidated financial statements, as the majority of its Accounts Receivable, net relates to receivables arising from operating leases and are scoped out of the new standard.

In March 2020, the FASB issued ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. There was no impact to the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2020 as a result of adopting this standard update. Currently, the Company has various contracts that reference LIBOR and is assessing how this standard may be applied to specific contract modifications.
Counterparty risk
A significant portion of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters, which operate in an industry that is subject to volatility.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, these events may give rise to uncertainty about the Company’s ability to continue as a going concern.
These unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
2.            Summary of Significant Accounting Policies and Disclosures (continued)

(b)	Principles of Consolidation
The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.

(c)	Vessels in operation
Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the three months ended March 31, 2020 and for the year ended December 31, 2019.
Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the vessel noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affects the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. The management, after considering current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, estimates scrap value per LWT at a rate of $400.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Income.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.            Summary of Significant Accounting Policies and Disclosures (continued)

(d)	Impairment of Long-lived assets
Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.

The Company has recognized an impairment loss of $7,585 for the three months ended March 31, 2020. No impairment loss was recognized for the three months ended March 31, 2019.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.            Summary of Significant Accounting Policies and Disclosures (continued)

(e)	Revenue recognition and related expense
The Company charters out its vessels on time charters which involves placing a vessel at a charterer’s disposal for a specified period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Such charters are accounted for as operating leases and therefore revenue is recognized on a straight-line basis as the average revenues over the rental periods of such charter agreements, as service is performed. Cash received in excess of earned revenue is recorded as deferred revenue. If a time charter contains one or more consecutive option periods, then subject to the options being exercisable solely by the Company, the time charter revenue will be recognized on a straight-line basis over the total remaining life of the time charter, including any options which are more likely than not to be exercised. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets.

Revenues are recorded net of address commissions, which represent a discount provided directly to the charterer based on a fixed percentage of the agreed upon charter rate.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter arrangements the Company, as owner, is responsible for all the operating expenses of the vessels, such as crew costs, insurance, repairs and maintenance, and such costs are expensed as incurred and are included in vessel operating expenses.
Commission paid to brokers to facilitate the agreement of a new charter are included in time charter and voyage expenses as are certain expenses related to a voyage, such as the costs of bunker fuel consumed when a vessel is off-hire or idle.

(f)	Fair Value Measurement and Financial Instruments
Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.

Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of March 31, 2020, two of the Company’s vessel groups with a total aggregate carrying amount of $15,585 were written down to their fair value of $8,000 resulting in a non-cash impairment charge of $7,585 which was allocated to the respective vessels’ carrying values (see note 3). The estimated fair value, measured on a non-recurring basis, was determined with the assistance of valuations obtained from third party independent ship brokers. Therefore, the Company has categorized the fair value of these vessels as Level 2 in the fair value hierarchy.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.            Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Fair Value Measurement and Financial Instruments (continued)
Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5). Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

(h)	Recent accounting pronouncements
The Company does not believe that any recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation

	Vessel Cost, as adjusted for	Accumulated	Net Book
	Impairment charges	Depreciation	Value
As of January 1, 2019	$1,224,377	$(111,611)	$1,112,766

Additions	82,559	—	82,559
Depreciation	—	(39,739)	(39,739)
As of December 31, 2019	$1,306,936	$(151,350)	$1,155,586

Additions	27,334	—	27,334
Depreciation	—	(10,283)	(10,283)
Impairment loss	(42,891)	35,306	(7,585)
As of March 31, 2020	$1,291,379	$(126,327)	$1,165,052

On February 21, 2020, the Company took delivery of a 2002-built, 6,422 TEU containership, for a purchase price of $13,000.

On January 29, 2020, the Company took delivery of a 2002-built, 6,422 TEU containership for a purchase price of $13,000.

On December 12, 2019, the Company took delivery of two 2004-built, 6,080 TEU containerships, GSL Vinia and GSL Christel Elisabeth, for a contract price of $12,250 each.

On October 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Kalliopi, for a contract price of $15,000.

On September 9, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Grania, for a contract price of $15,000.

On May 28, 2019, the Company took delivery of a 2004-built, 7,847 TEU containership, GSL Eleni, for a contract price of $18,500.

Impairment
During the three months ended March 31, 2020, the Company agreed that the vessels Utrillo and GSL Matisse should be divested.  As at March 31, 2020, the vessels were not immediately available for sale and therefore did not qualify as “assets held for sale” as of March 31, 2020. As of March 31, 2020, the Company had an expectation that the vessels would each be sold before the end of their estimated useful life, and as a result an impairment test of each of the specific asset groups was performed. An impairment loss of $7,585 has been recognized under the line item “Vessel impairment losses” in the interim unaudited Consolidated Statements of Operations for the three months ended March 31, 2020.

The Company has evaluated the impact of current economic situation on the recoverability of all of its other vessel groups.  The changes that have occurred in market data have only been observed for a short period of time and the Company does not view this as being a change that will necessarily be sustained over the long term. Therefore, the Company has concluded that there has been no triggering event for impairment testing as of March 31, 2020. The Company will monitor the situation and modify its outlook when there is an accumulation of data that suggests that its outlook no longer accurately reflects the totality of the then current market data and when those circumstances indicate that the carrying amount of their vessel groups might not be recoverable.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3.	Vessels in Operation (continued)

Collateral

As of March 31, 2020, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility.  Five of the seven vessels acquired during 2019 and 2020 were pledged under the Hellenic Bank Credit Facility (see note 4h). Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over 16 of the Poseidon vessels. Throughout the Company, five vessels were unencumbered.

Advances for vessel acquisitions and other additions

The Company has made advances for the installation of scrubbers and ballast water treatments totaling $9,620 and $10,791 as of March 31, 2020 and December 31, 2019, respectively.  It is expected that the installations will be completed during 2020.

4.	Long-Term Debt

Facilities	March 31, 2020	December 31, 2019
2022 Notes	$322,723	$340,000
Less repurchase of Notes	(55,095)	(17,277)
2022 Notes (a)	$267,628	$322,723
2024 Notes (b)	58,958	39,765
Syndicated Senior Secured Credit Facility (c)	256,600	224,800
Blue Ocean Junior Credit Facility (d, p)	38,500	38,500
Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility (e)	160,537	164,710
Citi Credit Facility (f)	12,077	12,077
Hayfin Credit Facility (g)	7,129	7,129
Hellenic Bank Credit Facility (h)	55,700	57,700
Chailease Credit Facility (i)	9,000	—
DVB Credit Facility (j)	—	45,445
Total	$866,129	$912,849
Less: Current portion of 2022 Notes (a)	(27,923)	(27,923)
Less: Current portion of long-term debt	(61,918)	(59,609)
Less: Original issue discount of 2022 Notes (a)	(1,676)	(1,859)
Less: Original issue discount of 2024 Notes (b)	(152)	(6)
Less: Deferred financing costs (r)	(14,048)	(14,095)
Non-current portion of Long-Term Debt	$760,412	$809,357

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

a)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at September 30, 2019 and December 31, 2018 the 2022 Notes were secured by first priority vessel mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes were fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year. The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes. The Company is required to repay at a purchase price of 102%, $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see note 4(f) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make. In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. In December 2019, the tender offer of $20,000 was partially accepted by the noteholders and the Company repurchased $17,277 principal amount of the 2022 Notes at a purchase price of 102%. The balance of the offer of $2,723 was applied to repay the Citi Credit Facility at par - see note 4(f) below.
On February 10, 2020, the Company completed an optional redemption of $46,000 aggregate principal amount of its 2022 Notes at a redemption price of $48,271 (representing 104.938% of the aggregate principal amount) plus accrued and unpaid interest. During March 2020, the Company purchased $9,095 of aggregate principal amount of 2022 notes in the open market at an average price of $0.9814.

On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

As of March 31, 2020, the outstanding balance was $265,952, net of the outstanding balance of the original issue discount.

b)	8.00% Senior Unsecured Notes due 2024

On November 19, 2019, the Company completed the sale of $27,500 aggregate principal amount of its 8.00% Senior Unsecured Notes (the “2024 Notes”) which mature on December 31, 2024. On November 27, 2019, the Company sold an additional $4,125 of 2024 Notes, pursuant the underwriter’s option to purchase such additional 2024 notes. Interest on the 2024 Notes is payable on the last day of February, May, August and November of each year commencing on February 29, 2020.

The Company has the option to redeem the 2024 Notes for cash, in whole or in part, at any time (i) on or after December 31, 2021 and prior to December 31, 2022, at a price equal to 102%, (ii) on or after December 31, 2022 and prior to December 31, 2023, at a price equal to 101% and (iii) on or after December 31, 2023 and prior to maturity, at a price equal to 100%.

On November 27, 2019, the Company entered into an “At Market Issuance Sales Agreement” with B. Riley FBR, Inc. (the “Agent”) under which and in accordance with the Company’s instructions, the Agent may offer and sell from time to time newly issued 2024 Notes.

As of March 31, 2020, the outstanding aggregate principal amount of the 2024 notes was $58,958 including an amount of $27,333 that comprise of newly issued 2024 notes under the At Market Issuance Sales Agreement. The outstanding balance, net of the outstanding balance of the original issue discount, was $58,806.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

c)	$268.0 Million Syndicated Senior Secured Credit Facility
On September 19, 2019, the Company entered into a Syndicated Senior Secured Credit Facility in order to refinance existing credit facilities that had a maturity date in December 2020, of an amount $224,310.
The Senior Syndicated Secured Credit Facility was agreed to be borrowed in two tranches.
Tranche A amounting to $230,000 was drawn down in full on September 24, 2019 and is scheduled to be repaid in 20 consecutive quarterly instalments of $5,200 starting from December 12, 2019 and a balloon payment of $126,000 payable on September 24, 2024.
Tranche B amounts to $38,000 was drawn down in full on February 10, 2020 and is scheduled to be repaid in 20 consecutive quarterly instalments of $1,000 and a balloon payment of $18,000 payable in the termination date on the fifth anniversary from the utilization date of Tranche A, which falls in September 24, 2024.
The existing indebtedness that was refinanced comprised of the following credit facilities:
•	$55,700 Credit Agricole Credit Facility with an outstanding balance of $50,961 as of September 19, 2019 (see note 4k).
•	$24,500 Blue Ocean Credit Facility with an outstanding balance of $23,652 as of September 19, 2019 (see note 4l).
•	$65,300 ABN AMRO Credit Facility with an outstanding balance of $61,595 as of September 19, 2019 (see note 4m).
•	$17,100 Amsterdam Trade Bank (“ATB”) Credit Facility with an outstanding balance of $12,600 as of September 19, 2019 (see note 4n).
•	$80,000 Credit Agricole Credit Facility with an outstanding balance of $75,500 as of September 19, 2019 (see note 4o).
•	$52,625 DVB Credit Facility with an outstanding balance of $44,366 as of February 12, 2020 (see note 4j).
The interest rate is LIBOR plus a margin of 3.00% and is payable at each quarter end date.
As of March 31, 2020, the outstanding balance of this facility amounted to $256,600.
d)	$38.5 Million Blue Ocean Junior Credit Facility
On September 19, 2019, the Company entered into a refinancing agreement with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, and Blue Ocean Investments SPC Blue, holders of the outstanding debt of $38,500 relevant to the previous Blue Ocean Credit Facility in order to refinance that existing facility with the only substantive change being to extend maturity at the same date with the Syndicated Senior Secured Credit Facility (see note 4c).
The Company fully drew down the facility on September 23, 2019 and it is scheduled to be repaid in a single instalment on the termination date which falls on September 24, 2024.
This facility bears interest at 10.00% per annum.
As of March 31, 2020, the outstanding balance on this facility amounted to $38,500.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

e)	$180.5 Million Deutsche, CIT, HCOB, Entrust, Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Hamburg Commercial Bank AG (“HCOB”), Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Blue Ocean GP LLC, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 14 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 14 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.00% payable quarterly in arrears.
As of March 31, 2020, the outstanding balance on the Senior Facility was $126,206.
Junior Facility
The Junior Facility is comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 14 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 14 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 14 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.00% payable quarterly in arrears.
As of March 31, 2020, the outstanding balance on the Junior Facility was $34,331.
f)	$54.8 Million Citi Credit Facility

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.

Amortization, which may be increased as described in note 4(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.

The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

As of March 31, 2020, the outstanding balance on this facility was $12,077.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)
4.	Long-Term Debt (continued)

g)	$65.0 Million Hayfin Credit Facility
On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum was due on the undrawn commitments until May 10, 2019 when the availability period was terminated.
Any debt drawn under the Hayfin Credit Facility will be secured by first priority vessel mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie.
As of March 31, 2020, the outstanding balance of this facility was $7,129.
h)	$59.0 Million Hellenic Bank Credit Facility
On May 23, 2019, the Company via its subsidiaries, Global Ship Lease 30, 31 and 32 entered into a facility agreement with Hellenic Bank for an amount up to $37,000. The Hellenic Bank Facility is to be borrowed in tranches and is to be used in connection with the acquisition of the vessels GSL Eleni, GSL Grania and GSL Kalliopi (see note 3).
An initial tranche of $13,000 was drawn on May 24, 2019, in connection with the acquisition of the GSL Eleni. The Facility is repayable in 20 equal quarterly instalments of $450 each with a final balloon of $4,000 payable together with the final instalment.
A second tranche of $12,000 was drawn on September 4, 2019, in connection with the acquisition of GSL Grania. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
The third tranche of $12,000 was drawn on October 3, 2019, in connection with the acquisition of GSL Kalliopi. The Facility is repayable in 20 equal quarterly instalments of $400 each with a final balloon of $4,000 payable together with the final instalment.
On December 10, 2019, the Company via its subsidiaries Global Ship Lease 33, 34 entered into an amended and restated loan agreement with Hellenic Bank for an additional facility of amount $22,000 that is to be borrowed in two tranches and to be used in connection with the acquisition of the vessels GSL Vinia and GSL Christel Elisabeth. Both tranches were drawn on December 10, 2019 and are each repayable in 20 equal quarterly instalments of $375 each with a final balloon of $3,500 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of March 31, 2020, the outstanding balance of this facility was $55,700.
i)	$9.00 Million Chailease Credit Facility
On February 26, 2020, the Company via its subsidiaries, Athena Marine LLC, Aphrodite Marine LLC and Aris Marine LLC entered into a secured term facility agreement with Chailease International Financial Services Pte., Ltd. for an amount of $9,000. The Chailease Bank Facility is to be used for the refinance of DVB Credit Facility (see note 4j).
The Facility is repayable in 36 consecutive monthly instalments $156 and 24 monthly installments of $86 with a final balloon of $1,314 payable together with the final instalment.
This facility bears interest at LIBOR plus a margin of 4.20% per annum.
As of March 31, 2020, the outstanding balance of this facility was $9,000.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

j)	$52.6 Million DVB Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.

As of February 12, 2020, the outstanding balance on this facility amounted to $44,366 was fully refinanced by the Tranche B Syndicated Senior Secured Credit Facility (see note 4c) and the Chailease Credit Facility (see note 4i).

The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
The facility carried interest at LIBOR plus a margin of 2.85% per annum.

k)	$55.7 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement was dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
As of September 23, 2019, the outstanding balance on this facility amounted to $50,961 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance of the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 2.75% per annum.
l)	$24.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement was dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
As of September 24, 2019, the outstanding balance on this facility amounted to $23,652 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a following repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest on $18,830 of principal at LIBOR plus a margin of 4.00% per annum.

m)	$65.3 Million ABN AMRO Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement was dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.
As of September 24, 2019, the outstanding balance on this facility amounted to $61,595 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

n)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement was dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
As of September 27, 2019, the outstanding balance on this facility amounted to $12,600 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The facility had a repayment schedule along with a cash sweep clause, whereby the excess cash flows would be used against the outstanding balance on the facility and would be specifically applied to the prepayment of the balloon instalment up to a specific amount.
This facility carried interest at LIBOR plus a margin of 3.90% per annum.
o)	$80.0 Million Credit Agricole Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement was dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
As of September 24, 2019, the outstanding balance on this facility amounted to $75,500 was fully refinanced by the Syndicated Senior Secured Credit Facility (see note 4c).
The Facility was repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment.
This facility carried interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.
p)	$38.5 Million Blue Ocean Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement was dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
As of September 19, 2019, the outstanding balance on this facility amounted to $38,500 was refinanced by the Blue Ocean Junior Credit Facility (see note 4d).
The Facility was scheduled to be repaid in one instalment at maturity date and bears interest at 10.00% fixed payable quarterly in arrears.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

q)	Repayment Schedule
Maturities of long-term debt for the years subsequent to March 31, 2020 are as follows:

Payment due by period ended	Amount
March 31, 2021	$89,874
March 31, 2022	82,848
March 31, 2023	378,665
March 31, 2024	33,835
March 31, 2025 and thereafter	280,907
$866,129

r)	Deferred Financing Costs

	March 31, 2020	December 31, 2019
Opening balance	$14,095	$9,299
Expenditures in the period	880	7,904
Amortization included within interest expense	(927)	(3,108)
Closing balance	$14,048	$14,095
In 2020, total costs amounting $492 were incurred in connection with the “At Market Issuance Sales Agreement” of 2024 Notes (see note 4b). In addition, total costs amounting $49 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4c), costs amounting $309 in connection with the Chailease Credit Facility (see note 4i) and costs amounting $30 in connection with the two Tranches of Hellenic Bank Credit Facility that were drawn down during the three month ended March 31, 2020 (see note 4h).
In 2019, total costs amounting $4,726 were incurred in connection with the Syndicated Senior Secured Credit Facility (see note 4c) and the Blue Ocean Junior Credit Facility (see note 4d) utilized for the refinance of certain then-existed credit facilities. Further, total costs amounting $2,426 were incurred in connection with the issuance of 2024 Notes (see note 4b). Additionally, total costs amounting to $752 were incurred in connection with the Hellenic Bank Credit Facility (see note 4h).
Deferred financing costs are amortized on an effective interest rate basis over the life of the financings for which they were incurred.

s)	Debt covenants-securities
Amounts drawn under the facilities listed above are secured by first priority mortgages on certain of the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.

As of March 31, 2020 and December 31, 2019, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Related Party Transactions
CMA CGM is presented as a related party due to the fact that as of March 31, 2020 and December 31, 2019, it was a significant shareholder of the Company, owning Class A common shares representing 11.20% of voting rights in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. As of March 31, 2020, no charter hires were outstanding from the charterer. Revenues generated from charters to CMA CGM is disclosed separately in the interim unaudited Consolidated Statements of Income. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totaling $3,217 and $2,968 as of March 31, 2020 and December 31, 2019, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. As of March 31, 2020, the management of the Company’s fleet was performed solely by Technomar. under ship management agreements under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other ship operating necessities, including the arrangement and management of dry-docking. During 2019, the ship management of certain vessels was undertaken by other third party companies, including CMA Ships, an affiliate of CMA CGM.
The management fees charged to the Company by Technomar and CMA Ships for the three months ended March 31, 2020 amounted to $3,037 and $nil, respectively (three months ended March 31, 2019: Technomar-$1,610 and CMA Ships-$195) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Income. As of March 31, 2020, any outstanding fees due to Technomar and CMA Ships are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $nil (December 31, 2019: Technomar:$nil and CMA Ships: $nil). Additionally, as of March 31, 2020, outstanding receivables due from Technomar and CMA Ships are presented under “Due from related parties” totaling to $2,694 and $107, respectively, (December 31, 2019: Technomar: $855 and CMA Ships: $37).
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is the sole beneficial owner. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to eight vessels up to March 31, 2020; for all vessels acquired  during 2019 and 2020, the agreements were effective on acquisition.
The fees charged to the Company by Conchart for the three months ended March 31, 2020 amounted to $610 (three months ended March 31, 2019: $430) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Income.
Any outstanding fees due to Conchart are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totaling to $333 and $109 as of March 31, 2020 and December 31, 2019, respectively.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Commitments and Contingencies
Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any unscheduled off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 45 vessels as at March 31, 2020 is as follows:

Period ending	Amount
March 31, 2021	$225,217
March 31, 2022	165,548
March 31, 2023	129,792
March 31, 2024	96,676
Thereafter	33,037
Total minimum lease revenue, net of address commissions	$650,270

7.	Share Capital
Common shares
As of March 31, 2020, the Company had one class of common shares.
On October 1, 2019, the Company closed a public offering of 7,613,788 Class A common shares, at an offering price of $7.25 per share, for gross proceeds of $55,200. This included the exercise in full by the underwriter of its option to purchase additional shares. The net proceeds, after underwriting discounts and commissions and expenses, amounted to $50,710 and are to be used for general corporate purposes, including the acquisition of containerships or the prepayment of debt.
On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (see note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8).
Preferred shares
On December 10, 2019, the Company entered into At Market Issuance Sales Agreement with B. Riley FBR under which the Company may, from time to time, issue depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). In 2019, the Company issued 428 Series B Preferred Shares for net proceeds of $856. During the first quarter of 2020, the Company issued 1,646 Series B Preferred Shares for net proceeds of $4,003.
On August 20, 2014, the Company issued 1,400,000 Series B Preferred Shares. The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis. At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share).
These shares are classified as Equity in the interim unaudited Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the interim unaudited Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8.            Share-Based Compensation
In July 2019, the Compensation Committee of the Board of Directors approved stock-based awards to four members of senior management under the Company’s 2019 Omnibus Incentive Plan (the “2019 Plan”). A total of 1,359,375 shares of incentive stock may be issued pursuant to the awards, in four tranches. The first tranche is to vest conditioned only on continued service over the three year period which commenced January 1, 2019. Tranches two, three and four will vest when the Company’s stock price exceeds $8.00, $11.00 and $14.00, respectively, over a 60day period. The $8.00 threshold was achieved in January 2020.
On February 4, 2019, the 2019 Plan was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.
The 2019 Plan is administered by the Compensation Committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000.
Share based awards since January 1, 2019, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Management	Weighted Average Fair Value on Grant Date	Actual Fair Value on Vesting Date
Unvested as at January 1, 2019	—	$—	—
Granted on January 1, 2019	1,359,375	3.79	n/a
Unvested as at December 31, 2019	1,359,375	$3.79	n/a
Unvested as at March 31, 2020	1,359,375	$3.79	n/a
Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the interim unaudited Consolidated Statements of Operations over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
For the three months ended March 31, 2020 and 2019, the Company recognized a total of $429 and $429, respectively, in respect of stock based compensation.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.            Earnings per Share
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. As a result, earnings are only be allocated to the Class A common shareholders and Series C preferred shareholders.
At March 31, 2020, there were 1,359,375 shares of restricted stock units granted and unvested as part of management’s equity incentive plan. At March 31, 2019, only Class A common shares and Series C preferred shares were participating securities.

	Three months ended March 31,
	2020	2019
Numerator:
Net income attributable to common shareholders	621	9,623
Undistributed income attributable to Series C participating preferred shares	(264)	(5,447)
Net income available to common shareholders, basic and diluted	357	4,176

Net income available to:
Class A, basic and diluted	357	4,176

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	17,556,738	9,932,664
Plus weighted average number of RSUs with service conditions	125,715	89,377
Common share and common share equivalents, dilutive	17,682,453	10,022,041

Basic earnings per share:
Class A	0.02	0.42

Diluted earnings per share:
Class A	0.02	0.42

Series C Preferred Shares-basic and diluted earnings per share:
Undistributed income attributable to Series C participating preferred shares	264	5,447
Basic weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	12,955,187
Plus weighted average number of RSUs with service conditions	92,766	116,575
Dilutive weighted average number of Series C Preferred shares outstanding, as converted	13,047,953	13,071,762
Basic earnings per share	0.02	0.42
Diluted earnings per share	0.02	0.42